Exhibit 99.1

FOR IMMEDIATE RELEASE

GLOBAL BPO SERVICES CORP. ANNOUNCES CLOSING OF

THE MERGER WITH STREAM HOLDINGS CORPORATION

BOSTON, MA. – July 31, 2008 – Global BPO Services Corp. (AMEX: OOO) (“Global BPO”) announced today that it has closed the merger of Stream Holdings Corporation (“Stream”) with Global BPO. The purchase price as previously announced was $200 million in cash. In connection with the acquisition today, Stream has also completed its debt financing for a $108 million credit facility.

Global BPO has changed its name to Stream Global Services, Inc. Scott Murray is the Chairman and Chief Executive Officer of Stream Global Services, Inc. and Sheila Flaherty is Chief Legal and Administrative Officer. The company will continue to trade its common stock under the symbol “OOO”, its units under the symbol “OOO.U” and its warrants under the symbol “OOO.WS”.

As previously announced, following today’s closing of the Stream merger and the issuance of $150 million of Convertible Preferred Stock, Stream Global Services, Inc. will commence a tender offering for 20,625,001 shares of its common stock at a price of $8.00 per share. The tender offer will remain open for a period of twenty business days following its commencement.

Scott Murray, Chairman and Chief Executive Officer of Stream Global Services, Inc. said, “We are very excited about reaching this milestone event. We believe that Stream is an excellent business process outsourcing (“BPO”) company and together we can continue to build upon the earnings momentum and growth that the management team of Stream has created so far. We are also very excited to have the opportunity to create a global, integrated BPO services company that provides a variety of high value, complex BPO services using integrated technology and a combination of off-shore and on-shore solution center locations.” Murray went on to say, “Stream is one of the leading outsourcers of complex technical support services to Fortune 1000 companies. Stream has over 15,000 employees, located in thirty (30) solution centers, in sixteen (16) different countries across the world in places such as North America (Canada and the USA); Latin America in such places as Costa Rica and the Dominican Republic; in Europe in such places as Ireland, Holland, Poland, Bulgaria, Italy, France and Germany and in Asia and Africa in countries such as India and Tunisia. Stream currently has over 75% of its service capacity outside of the United States. Over the next several weeks we expect to be meeting with many Stream employees, clients and other key partners to discuss this exciting milestone in the company’s history and the opportunities that are in front of us.”

About Stream Global Services, Inc. (formerly knows as Global BPO Services Corp.)

Global BPO was a special purpose acquisition corporation (a “SPAC”) formed in June of 2007 for the purpose of acquiring a business process outsourcing company. Global BPO consummated its initial public offering on October 23, 2007 and acquired Stream Holdings Corporation as of July 31, 2008. Global BPO is now known as Stream Global Services, Inc. (SGS) and trades publicly on the American Stock Exchange. SGS is a leading provider of complex technical support and other business process outsourcing services such as web and data hosting, customer retention and recovery services, warrant support and professional services, etc. for Fortune 1000 clients in the technology, software, computing, consumer electronics, media and communications sectors. SGS has over 15,000 technical experts and other employees located in 30 service provider centers across over 16 countries.

Additional Information

Stream Global Services has not commenced the tender offer for shares of its common stock. The solicitation and the offer to buy shares of Stream Global Services common stock will only be made pursuant to an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer that Stream Global Services intends to file with the SEC. Once filed, Stream Global Services stockholders should read the tender offer statement and the other documents relating to the tender offer carefully and in their entirety prior to making any decisions with respect to the offer because they will contain important information about the tender offer, including the terms and conditions of the offer. Once filed, Stream Global Services stockholders will be able to obtain the tender offer statement and the other documents relating to the tender offer, without charge, at the SEC’s website at http://www.sec.gov, or from the information agent named in the tender offer materials.

Forward-looking Statements

This communication contains “forward-looking statements” which represent the current expectations and beliefs of management Global BPO concerning the proposed acquisition of Stream and other future events and their potential effects on Global BPO and Stream. The statements, analyses, and other information contained herein relating to the proposed acquisition, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those factors include, without limitation: (1) the ability to successfully combine the businesses of Global BPO and Stream; (2) operating costs and business disruption following the acquisition, including adverse effects on relationships with employees; (3) changes in the stock market and interest rate environment that affect revenues; (4) the ability of Stream to retain its existing customers and attract new customers following the closing; (5) retention of key employees following closing; (6) general economic conditions such as inflation or recession; (7) general political and social conditions such as war, political unrest and terrorism; (8) ability to maintain or increase billing and utilization rates; (9) success of expansion internationally; (10) competition; (11) ability to move the product mix into higher margin businesses; (12) operating Stream as a public company; (13) healthcare and benefit cost management; and (14) currency fluctuation and exchange rate adjustments. The foregoing is intended only to identify certain of the principal factors that could cause actual results to differ from those discussed in the forward-looking statements. Readers are referred to the reports and documents filed from time to time by us and to be filed in the future by us with the Securities and Exchange Commission for a discussion of these and other important risk factors that could cause actual results to differ from those discussed in forward-looking statements to reflect subsequent events or circumstances.